Exhibit 99.3

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

NOTICE OF VIRTUAL SHAREHOLDERS’ MEETING

In compliance with the provisions of the Article 21-A of the Business Corporations’ Act, and Articles Fourteen and Eighteen of the Bylaws, a Virtual Shareholders’ Meeting is duly summoned to be held on July 12, 2024, at 09:00 hours.

The meeting shall be held through the Videosession virtual platform, which shall also be used to establish the required quorum and the exercise of voting rights, as detailed in document entitled “Procedure for Virtual Shareholders’ Meeting”, that can be found at our website www.buenaventura.com

Purpose of the Summons:

1.	Ratification of the resolution approved by the General Shareholders' Meeting of February 22, 2024: Amendment of article twenty-ninth of the Company’s bylaws.
2.	Ratification of the appointment of the two directors of the Company elected at the Mandatory Annual Shareholders' Meeting of March 27, 2024, to complete the number of board members as stipulated by the bylaws.

Should the required quorum not be present at the Shareholders’ Meeting, an adjourned meeting, on first and second call shall be scheduled for July 16 and 22, 2024, respectively, at the same time and venue.

This Meeting shall be attended by the holders of ordinary shares registered in the Share Register as of July 01, 2024.

Shareholders may be represented at the Meeting by a proxy executed in writing and for a special purpose, except in the case of powers of attorney granted through a notarially recorded instrument. Proxies and powers of attorney must be submitted to the Company in a term not to exceed twenty-four (24) hours prior to the holding of the meeting, following the procedure detailed in the “Procedure for Virtual Shareholders’ Meeting”.

Lima, July 16th, 2024.

THE BOARD OF DIRECTORS